1010244

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031205

REGISTRANT'S NAME Microp Development

*CURRENT ADDRESS

PROCESSED

APR 2 5 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4281 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/7/02

Exemption Number
82-4281

02 MAR -6 AM 8:50

AR/S
8-31-01

MICREX DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended August 31, 2001

MICREX DEVELOPMENT CORP.

August 31, 2001

Jackson Fast Anderson
Chartered Accountants

Owen Jackson, CA* Malcolm Fast, CA*, CFP Clay Anderson, CA* *Denotes Professional Corporation

AUDITORS' REPORT

To: The Shareholders of
Micrex Development Corp.

We have audited the consolidated balance sheets of Micrex Development Corp. as at August 31, 2001 and August 31, 2000 and the consolidated statements of loss, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and August 31, 2000, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Jackson Fast Anderson

Edmonton, Alberta
October 26, 2001

"Jackson Fast Anderson"
Chartered Accountants

#208, 17420 Stony Plain Road, Edmonton, Alberta, T5S 1K6 • **Phone: (780) 451-1131** • Fax: (780) 452-2204 • Email: jfa@jfa.ab.ca

MICREX DEVELOPMENT CORP.

Consolidated Statement of Loss
For the year ended August 31, 2001

	2001	2000
	$	$
Revenue	-	-
Expenses		
Amortization	33,626	36,884
Automotive	4,162	5,549
Consulting fees (note 8)	97,000	30,000
Insurance	1,819	1,005
Interest and bank charges	1,564	2,098
Licenses, fees and dues	-	1,935
Listing and share issue	19,801	14,020
Office and sundry	10,202	12,587
Professional fees	39,421	20,551
Rent	-	2,692
Subcontract	116,900	51,940
Telephone	9,927	8,468
Travel and promotion	11,393	26,978
Truck lease payments	-	773
	345,815	215,480
Net loss for the year	(345,815)	(215,480)
Loss per common share (note 5)	$ (0.02)	$ (0.02)

The accompanying notes form part of these financial statements

MICREX DEVELOPMENT CORP.

Consolidated Statement of Deficit
For the year ended August 31, 2001

	2001	2000
	$	$
Deficit, beginning of year	(2,732,769)	(2,517,289)
Net loss for the year	(345,815)	(215,480)
Deficit, end of year	(3,078,584)	(2,732,769)

MICREX DEVELOPMENT CORP.

Consolidated Balance Sheet
August 31, 2001

	2001	2000
	$	$
Assets		
Current assets		
Cash and short term deposits	48,021	56,710
Accounts receivable	8,400	1,555
Prepaid expenses	10,880	15,357
	67,301	73,622
Plant and equipment, and mining properties (note 3)	2,754,819	2,592,382
	2,822,120	2,666,004
Liabilities (other than amounts due to shareholders)		
Current liabilities		
Accounts payable and accrued liabilities	1,239	37,318
Shareholders' Interests		
Liabilities		
Advances from shareholders	29,669	66,688
Equity		
Share capital (note 4)	5,869,796	5,294,767
Deficit	(3,078,584)	(2,732,769)
	2,820,881	2,628,686
Nature and continuance of operations (note 1)		
	2,822,120	2,666,004

Approved On Behalf Of The Board

Director "Stan Marshall"

Director "Max Morpurgo"

The accompanying notes form part of these financial statements

MICREX DEVELOPMENT CORP.

Consolidated Statement of Cash Flows
For the year ended August 31, 2001

	2001	2000
	$	$
Cash flows from operating activities		
Net loss for the year	(345,815)	(215,480)
Adjustment for:		
Amortization	33,626	36,884
	(312,189)	(178,596)
Change in non-cash working capital items		
Accounts receivable	(6,845)	41
Prepaid expenses	4,477	118
Accounts payable and accrued liabilities	(36,081)	(76,160)
	(350,638)	(254,597)
Cash flows from investing activity		
Purchase of plant and equipment, and mining properties	(196,061)	(138,256)
Cash flows from financing activity		
Advances to shareholders	(37,019)	(42,870)
Issuance of share capital	575,029	486,208
	538,010	443,338
Increase (decrease) in cash	(8,689)	50,485
Cash, beginning of year	56,710	6,225
Cash, end of year	48,021	56,710

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

1. **Nature and continuance of operations**

Micrex Development Corp. was incorporated under the Business Corporations Act of Alberta on February 16, 1987.

The Company is considered to be primarily in the exploration stage with respect to its mineral properties. Based on the information available to date, the Company has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing, receive continued support from its creditors and to commence profitable operations in the future.

2. **Significant accounting policies**

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies adopted are as follows:

(a) **Revenue recognition**

Revenue is recognized when title to delivered precious metals or gemstones passes to the buyer.

(b) **Consolidation policies**

The consolidated financial statements include the financial statements of the company and those of Gold Standard Mining Corp. in which the company holds a 100% interest. Gold Standard Mining Corp. is the registered owner of the Big Horn Mine property and related equipment; the company has no other assets and liabilities and has no separate ongoing operations.

The company holds a 51% interest in Gee Cee Mines Ltd. This company essentially acts as a bare trustee and owns claims relating to the Wild Horse placer mine. The company has recorded its 51% interest in these claims at the purchase price of the shares plus amounts expended on development.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

2. **Significant accounting policies (continued)**

(c) **Mining properties**

(i) Development properties

At present, all activities of the Corporation are in the exploration stage. The cost of mineral properties or interest therein and all related exploration costs excluding administration costs are being capitalized until the respective properties are determined to be capable of sustained commercial production, or there has been an impairment in value. When a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations. The ultimate recovery of the costs of deferred exploration expenditures and the satisfaction of future commitments is dependent on the Corporation's ability to raise sufficient capital in order to further develop and determine the commercial viability of the properties. The Corporation will expense administration costs as incurred.

On the commencement of commercial production, net acquisition costs and exploration and development costs on a property-by-property basis will be amortized to operations on the unit-of-production basis, based on the economic reserves of the related deposit.

The amounts shown for Mining Development Properties represent actual costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of future reserves.

(ii) Reclamation costs

Estimated site restoration and closure costs for each producing mine are charged against operating earnings on the unit-of-production method over the expected economic life of each mine. At this time the Company does not foresee the necessity to make any material expenditures in this area.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

2. **Significant accounting policies (continued)**

(d) **Plant and equipment, and mining properties**

Plant and equipment, and mining properties are recorded at cost. The company provides for amortization using the diminishing balance method at rates designed to amortize the cost of the plant and equipment, and mining properties over their useful lives. The annual amortization rates are as follows:

Automotive	30 %
Furniture & fixtures	20 %
Computer equipment	30 %
Mining equipment	30 %

Half year amortization is recorded in the year of acquisition. Amortization is not recorded in the year of disposal.

(e) **Flow-through shares**

The Company has issued flow-through shares. Under this financing arrangement, shares are issued at a fixed price and the resultant proceeds are used to fund exploration and development work within a defined time period. The exploration and development expenditures funded by flow-through arrangements are renounced to investors in accordance with the appropriate tax legislation. Mining properties and share capital are reduced by the estimated renounced tax deductions when the related costs are incurred.

(f) **Use of estimates**

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) **Values**

The amounts shown for the mineral properties represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

(h) **Cash and Cash Equivalents**

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

2. **Significant accounting policies (continued)**

(i) **Future income taxes**

In providing for corporate income taxes, temporary differences between the tax basis of assets or liabilities and their carrying amounts are reflected as future income taxes. Tax rates anticipated to be in effect when these temporary differences reverse are used to calculate future income taxes.

(j) **Stock based compensation plan**

The company has a stock based compensation plan as described in Note 4. Options are issued at current market value, consequently no compensation expense is recorded. Consideration paid by employees, contractors, consultants or directors on the exercise of stock options is credited to share capital.

(k) **Financial instruments**

The Company's financial instruments consist of cash and equivalents, accounts receivable, accounts payable and accrued liabilities and advances from shareholders. The fair values of all financial instruments approximate their carrying values due to their short-term maturity.

3. **Plant and equipment, and mining properties**

a) Net book value

Given below are the net book values of plant and equipment, and mining development properties at August 31, 2001 and 2000.

	2001			2000
	Plant and Equipment	Mining Development Properties	Net Book Value	Net Book Value
	$	$	$	$
Big Horn Mine	18,738	513,033	531,771	535,556
Wild Horse Mine	17,056	262,746	279,802	281,176
Banks Mine	21,359	985,782	1,007,141	1,014,453
Deadwood and Sunburst Mines	-	345,063	345,063	343,883
Mount Royal Mine	-	109,691	109,691	108,017
Burmis Magnetite Deposit	-	403,732	403,732	274,526
Clear Hills	-	30,176	30,176	30,176
Other	47,443	-	47,443	4,595
	104,596	2,650,223	2,754,819	2,592,382

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

3. **Plant and equipment, and mining properties (continued)**

b) Plant and equipment

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Automotive	40,540	6,081	34,459	-
Furniture & fixtures	750	404	346	432
Computer equipment	31,527	18,889	12,638	4,163
Mining equipment	427,331	370,178	57,153	81,647
	500,148	395,552	104,596	86,242

c) The company has interests in the following mining development properties:

(i) 100% interest in Big Horn hard rock mine located in the Atlin area of British Columbia, Canada.

(ii) 51% interest in Wild Horse placer mine located in the Fort Steele area of British Columbia, Canada.

(iii) 51% interest in Banks hard rock mine located in the Steeple Rock district of New Mexico, U.S.A.

(iv) 100% interest in Deadwood patented hard rock mine and Sunburst patented hard rock mine claim located in Catron County, New Mexico, U.S.A.

(v) 33% interest in Mount Royal patented hard rock mine claim located in the Steeple Rock district of New Mexico, U.S.A.

(vi) 18% equity interest in the claims and 100% interest in all production from the claims relating to the Burmis Magnetite deposit located in the Crowsnest Pass, Alberta, Canada.

(vii) 100% interest in the Clear Hills diamond exploration project consisting of 72 square miles located in the Clear Hills and Chinchaga Hills, Alberta, Canada.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

3. ***Plant and equipment, and mining properties (continued)***

d) Acquistion costs and deferred exploration costs for the properties are as follows:

	2001		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	40,428	513,033
Wild Horse Mine	60,500	202,246	262,746
Banks Mine	50,000	935,782	985,782
Deadwood and Sunburst Mines	343,482	1,581	345,063
Mount Royal Mine	44,780	64,911	109,691
Burmis Magnetite Deposit	323,000	80,732	403,732
Clear Hills	13,420	16,756	30,176
	1,307,787	1,342,436	2,650,223

	2000		
	Acquisition Costs	Deferred Exploration Costs	Total
	$	$	$
Big Horn Mine	472,605	36,183	508,788
Wild Horse Mine	60,500	196,310	256,810
Banks Mine	50,000	933,941	983,941
Deadwood and Sunburst Mines	343,482	401	343,883
Mount Royal Mine	44,780	63,237	108,017
Burmis Magnetite Deposit	253,000	21,526	274,526
Clear Hills	13,420	16,756	30,176
	1,237,787	1,268,354	2,506,141

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

3. **Plant and equipment, and mining properties (continued)**

e) Deferred exploration expenditures were incurred as follows:

	Big Horn Mine	Wild Horse Mine	Banks Mine	Deadwood and Sunburst Mines	Mount Royal Mine	Burmis Magnetite Deposit	Clear Hills	2001 Total
	$	$	$	$	$	$	$	$
Magnetometer Survey	-	-	-	-	-	7,975	-	7,975
Surveying & Exploration	-	-	-	-	-	19,018	-	19,018
Assaying	-	-	-	-	-	4,109	-	4,109
Geological Evaluation	-	-	-	-	-	2,793	-	2,793
Consulting & Evaluation	-	-	-	-	-	20,910	-	20,910
Lease Fees	-	-	-	-	-	3,864	-	3,864
Exploration	3,945	2,197	-	-	-	-	-	6,142
Permit Fees & Taxes	-	3,299	1,841	1,180	1,674	-	-	7,994
Other	300	440	-	-	-	537	-	1,277
	4,245	5,936	1,841	1,180	1,674	59,206	-	74,082
Balance, beginning of year	36,183	196,310	933,941	401	63,237	21,526	16,756	1,268,354
Balance, end of year	40,428	202,246	935,782	1,581	64,911	80,732	16,756	1,342,436

	Big Horn Mine	Wild Horse Mine	Banks Mine	Deadwood and Sunburst Mines	Mount Royal Mine	Burmis Magnetite Deposit	Clear Hills	2000 Total
	$	$	$	$	$	$	$	$
Surveying & Exploration	-	-	-	-	-	-	(8,644)	(8,644)
Geological Evaluation	-	-	-	-	-	5,223	-	5,223
Permit Fees & Taxes	-	1,678	-	-	-	-	-	1,678
	-	1,678	-	-	-	5,223	(8,644)	(1,743)
Balance, beginning of year	36,183	194,632	933,941	401	63,237	16,303	25,400	1,270,097
Balance, end of year	36,183	196,310	933,941	401	63,237	21,526	16,756	1,268,354

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

3. **Plant and equipment, and mining properties (continued)**

f) Income tax deduction

Mining development properties are presented net of $75,707 of benefits relating to income tax deductions which have been renounced under flow-through share arrangements.

4. **Share capital**

a) Share capital consists of:

	2001	2000
	$	$
Authorized		
Unlimited number of common voting shares		
10,000,000 preferred shares		
10,000,000 convertible preferred shares		
Issued		
17,602,991 common shares (2000 - 15,410,945)	5,869,796	5,294,767

Certain of the common shares issued by private placement for cash or other consideration are to be held in escrow. At August 31, 2001, 1,802,497 (2000 - 1,802,497) common shares were deposited in performance escrow (note 7(a)). Preferred shares and convertible preferred shares may be issued in one or more series. The directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

b) Transactions during the year:

	#	$
Balance August 31, 1999	12,897,612	4,808,559
Issued on exercise of warrants	400,000	140,000
Flow through shares issued for cash	330,000	66,000
Issued pursuant to a private placement	1,498,333	255,750
Issued on exercise of options	285,000	50,300
Tax benefit renounced to shareholders	-	(25,842)
Balance August 31, 2000	15,410,945	5,294,767
Issued on exercise of warrants	400,000	100,000
Flow through shares issued for cash	743,316	222,995
Issued pursuant to a private placement	798,730	258,400
Issued on exercise of options	250,000	43,500
Tax benefit renounced to shareholders	-	(49,866)
Balance August 31, 2001	17,602,991	5,869,796

c) Warrants

At August 31, 2001, the company had the following warrants outstanding:

i) 1,803,324 warrants attached to shares which have been deposited in performance escrow. These warrants would expire 6 months after the release of the performance shares from escrow. (Note 7 (a))

ii) 628,000 warrants expiring November 1, 2002 entitling the subscribers to purchase one common share per warrant at a price of $.40 per share.

d) Stock options

The Company has a stock option plan, which is administered by the Board of Directors. The number and terms of stock options granted are determined by the Board of Directors from time to time.

The following options to purchase shares have been granted.

	Number of Options	Weighted avg exercise price
Options outstanding August 31, 1999	1,135,000	$0.18
Granted	558,000	$0.22
Exercised	(285,000)	$0.18
Options outstanding August 31, 2000	1,408,000	$0.20
Granted	600,500	$0.21
Exercised	(250,000)	$0.17
Options outstanding August 31, 2001	1,758,500	$0.21

The following summarizes the options outstanding at August 31, 2001.

Number of Options	Exercise Price	Expiry Date
75,000	$0.28	June 2002
525,000	$0.18	May 2004
200,000	$0.20	July 2004
153,000	$0.20	February 2005
205,000	$0.26	April 2005
150,000	$0.25	November 2005
450,500	$0.20	February 2006
1,758,500		

5. **Loss per common share**

The calculation of loss per common share is based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated as the loss would be reduced by the potential dilutive factors.

MICREX DEVELOPMENT CORP.
Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

6. **Income taxes**

The provision for income taxes recorded in the financial statements differ from the amount which would be obtained by applying the statutory income tax rate of 45% to the loss for the years as follows:

	2001	2000
	$	$
Net loss for the year	(345,815)	(215,480)
Anticipated income tax recovery	(155,617)	(96,965)
Benefit of income tax losses not recognized	155,617	96,965
Income tax provision	-	-

For income tax purposes, the company has losses carried forward from prior years which can be applied to reduce future years' taxable income. These losses expire as follows:

2002	138,363
2003	215,916
2004	296,606
2005	289,814
2006	330,532
2007	168,518
2008	309,076
	1,748,825

In addition, the company has unamortized capital costs available for income tax purposes in excess of its amortized book values in an amount of $384,242. Mining development properties with a cost of $168,812 at August 31, 2001 have no cost base for income tax purposes.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

7. Non-monetary transactions

a) Gold Standard Mining Corp.

On May 28, 1993, the company entered into an agreement to purchase 100% of the shares of Gold Standard Mining Corp. a private British Columbia corporation, in exchange for the issuance of additional common shares of Micrex Development Corp.

The purchase price of $631,875 was payable by the issuance of 2,747,283 common shares at an attributed value of $0.23 per share plus a warrant to acquire an additional equal number of such shares for a period of six months from the respective release dates at a price of $0.30 per share.

The purchase price of the shares of Gold Standard Mining Corp. is based on an independent engineering appraisal of $159,270 for certain mining equipment and vehicles, namely a 40 ton a day mill, camp, laboratory, and related equipment as well as certain mining properties in British Columbia with an appraised value of $472,605.

On September 23, 1994, 788,119 shares were released free of any escrow and the balance of the shares (1,959,164) were deposited in performance escrow and were to be released on the basis of one share for each $.23 of deferred expenditures or cash flow on the property. During 1999 156,667 common shares were released from performance escrow.

As part of the agreement, Micrex Development Corp. has acknowledged the existence of the Royalty Agreement between Gold Standard Mining Corp. and LunaCo Ltd., and has warranted to safeguard the agreement for its duration. It is currently indeterminable what costs, if any, will be incurred in order to maintain this royalty agreement. This transaction has been recorded at the fair value of the assets of Gold Standard Mining Corp. effectively acquired.

b) Banks Mine

On February 8, 1996, the company entered into an agreement to purchase a 51% undivided interest in the Lost New Summit No. 1 mining area located in Steeple Rock Mining area of Grant County, New Mexico. The purchase price of $50,000 was payable by the issuance of 200,000 common shares of Micrex Development Corp. at an attributed value of $0.25 per share, the fair value of the shares on February 8, 1996. These shares were issued from Treasury on November 20, 1996.

An additional provision of the purchase agreement stated that Micrex Development Corp. had to provide $100,000 US to be spent on the property to put the mine in production by December 1, 1996. This condition has been satisfied through expenditures made. As part of the agreement, Micrex Development Corp. has acknowledged that the Vendor will retain a net smelter royalty interest of 2%. This may be purchased by Micrex Development Corp. at any time for $2,000,000. This transaction has been recorded at the fair value of the shares issued.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

7. **Non-monetary transactions (continued)**

c) Gee Cee Mines Ltd.

On August 31, 1996, the company entered into an agreement to purchase 5,000 common shares of Gee Cee Mines Ltd. for $39,000.

The company acquired the controlling interest in Gee Cee Mines Ltd. on August 31, 1996 with the purchase of 10 shares of the company in exchange for 10,000 common shares of Micrex Development Corp. at an attributed value of $2.15 per share, the fair value of the shares at August 31, 1996. These shares were issued from Treasury on October 21, 1996.

The result of these transactions gives Micrex Development Corp. 51% ownership in Gee Cee Mines Ltd. This company owns 1 placer and 6 hard rock claims located near Fort Steele, B.C. on the Wild Horse River which initially were obtained by Gee Cee Mines Ltd. for nominal amounts.

These transactions have been recorded at the cash paid amount and the fair value of the shares issued.

d) Burmis Magnetite deposit

On July 10, 1997, the company entered into a series of agreements with various parties to acquire an industrial mineral resource in the Crowsnest Pass in Southern Alberta. An initial payment comprising of $10,000 cash and the issuance of 100,000 shares from treasury with an attributed value of $103,000 earned the company a 12% equity interest in the claims and 100% interest in all production from the claims.

During 2001 the company acquired an additional 2% equity interest by the issuance of 170,730 shares with an attributed value of $70,000. The agreements provide for the company to continue to increase its equity interest by 2% per year through annual payments of $70,000. Accordingly future payments totalling $3,290,000 would acquire the remaining 82% equity interest owned by other parties. The company holds an option to purchase the remaining equity interest at any time. These transactions have been recorded at the cash paid amount and the fair value of the shares issued.

8. **Related party transactions**

During the year, the company paid $97,000 (2000 - $30,000) to directors for consulting and management services provided.

MICREX DEVELOPMENT CORP.

Notes to the Consolidated Financial Statements
For the year ended August 31, 2001

9. **Commitments**

a) Gee Cee Mines Ltd.

On August 5, 1994 the corporation entered into an agreement with Gee Cee Mines Ltd. of Lethbridge, which gives the corporation the right to mine 1 placer and 6 hard rock claims located near Fort Steele, B.C. on the Wild Horse River. The corporation is to pay Gee Cee Mines Ltd. a 12% royalty on the gross proceeds realized from these properties. The corporation acquired a 51% interest in Gee Cee Mines Ltd. in 1996.

b) Burmis Magnetite deposit

A gross overriding royalty of 2% on all sales of product has been reserved for the Vendors. Conditions of the agreements also require that the company expend a total of $200,000 on costs toward project development before the sixth anniversary of the contract (July 10, 2003). If these expenditures are not made the company's earned percentage would be frozen and the contract would be open for negotiation with other parties.

10. **Subsequent events**

On September 7, 2001 the Company acquired an additional 2% equity interest in the Burmis Magnetite deposit in exchange for the issuance of 225,805 common shares with an attributed value of $70,000.